Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE
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Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com



LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- ANNOUNCES
  DEFINITIVE AGREEMENT TO ACQUIRE NATIONAL GENETICS INSTITUTE

Burlington, NC, June 20, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has entered into a definitive agreement with privately-held National Genetics Institute, Inc. (NGI) to acquire all of the stock of NGI. Established in 1991, Los Angeles-based NGI is a leading national provider of hepatitis C (HCV) testing using innovative molecular
diagnostic technology.   Its customers include physicians, drug
companies performing clinical trials, and plasma product companies. Terms of the definitive agreement were not disclosed. The transaction, which is expected to be completed in July, is subject to certain, normal closing conditions.

The acquisition of NGI gives LabCorp access to NGI's ultra-sensitive tools to assess HCV disease progress at levels previously undetectable, and furthers LabCorp's leadership position in infectious disease and HCV testing. It also creates a LabCorp esoteric facility on the West Coast, enhancing LabCorp's standing as the most comprehensive molecular diagnostic and specialty testing network in the United States, offering patients and physicians more rapid test turnaround and unparalleled access to the latest diagnostic tools.

HCV is one of the most common, chronic viral infections in the US, and is considered the cause of approximately 25 percent of all US liver transplants. Historically, HCV has been underdiagnosed, and few therapies for treatment have been available. With more than four million persons in the US infected, and more than 30,000 new cases each year, identifying and treating HCV has significant health care cost and quality-of-life implications. With the advent of new therapies and treatment options, testing to diagnose and monitor the disease is a critical step in the management of HCV.

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"The acquisition of NGI is an important step in the continued
implementation of our strategy to differentiate LabCorp by offering critical, state-of-the-art laboratory testing services," said Thomas P. Mac Mahon, chairman and chief executive officer of LabCorp. "We believe infectious disease testing, and specifically hepatitis C testing employing molecular diagnostics, will continue to be one of the fastest growing areas of
laboratory testing.   NGI's superior management team, which has
recognized scientific expertise in this segment, will be an excellent addition to LabCorp's established leadership position in infectious disease. Additionally, the acquisition provides us with the opportunity to establish a West Coast esoteric facility and expand LabCorp's current innovative testing methods, particularly HIV viral load testing through NGI."

The Company noted that each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.
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